SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
(Final Amendment)
Drexel Burnham Lambert Real Estate Associates II

(Name of Subject Company (Issuer))
AIMCO Properties, L.P.
Apartment Investment and Management Company
AIMCO-GP, Inc.
DBL Properties Corporation
Drexel Burnham Lambert Real Estate Associates II

(Names of Filing Persons (Offerors))
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$271,336	$8.33

*	For purposes of calculating the fee only. This amount assumes the purchase of 2,609 units of limited partnership interest of the subject partnership for $104 per unit. Based on the current fee rate of $30.70 per million, the fee is $8.33.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8.33	Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO	Date Filed: November 26, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 12. EXHIBITS
SIGNATURE

AMENDMENT NO. 2 TO SCHEDULE TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 26, 2007 (as amended or supplemented from time to time, the “Schedule TO”) relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership (the “Partnership”), at a price of $104 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 26, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The information in Exhibits (a)(1), (a)(2) and (a)(4) is incorporated by reference in response to Items 1-11 of this Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Item 8 is hereby supplemented by the addition of the following information:
     At midnight, New York City time, on December 26, 2007, the Offer expired pursuant to its terms. A total of 106 Units, representing approximately 0.28% of the outstanding Units, were validly tendered and not properly withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those Units.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated November 26, 2007 (previously filed).

(a)(2)	Letter of Transmittal and related Instructions (previously filed).

(a)(3)	Letter dated November 26, 2007 from Aimco OP to the Limited Partners of Drexel Burnham Lambert Real Estate Associates II (previously filed).

(a)(4)	Supplement to Offer to Purchase dated December 14, 2007 (previously filed)

(a)(5)	Letter dated December 14, 2007 from Aimco OP to the Limited Partners of Drexel Burnham Lambert Real Estate Associates II (previously filed).

(b)(1)	Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among Aimco, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 4.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, is incorporated herein by reference).

(b)(2)	First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of June 16, 2005, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005, is incorporated herein by reference).

(b)(3)	Second Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of March 22, 2006, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2006, is incorporated herein by reference).

(c)(1)	Appraisal of Presidential House Apartments, effective July 17, 2007, prepared by CB Richard Ellis, Inc. — Los Angeles, CA (previously filed).

(d)	Not applicable.

(g)	None.

(h)	None.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: December 28, 2007

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO-GP, INC.

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO PROPERTIES, L.P.

By:		AIMCO-GP, INC.
Its General Partner

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

DBL PROPERTIES CORPORATION

By:		AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

By:		DBL PROPERTIES CORPORATION

By:		AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

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